UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 20, 2006, the following materials were made available on the website www.gemalto.com.
A Merger of Equals
•	On December 6, 2005, Axalto Holding N.V. (“Axalto”), Gemplus International S.A. (“Gemplus”) and Gemplus’ two largest shareholders, the Texas Pacific Group (“TPG”) and several Quandt family entities (the “Quandt Entities”), entered into a Combination Agreement (the “Combination Agreement”) providing for a merger of equals combination of Axalto and Gemplus.

•	The Boards of Directors of each of Axalto and Gemplus unanimously approved the merger of equals combination.

•	The combined entity is to be named Gemalto N.V. (“Gemalto”).

•	The combination of Axalto and Gemplus is to be executed in two steps.

•	The following is a summary of the principal terms of the combination, including the structure of the transaction, shareholders approvals, Gemalto’s governance and management, the conditions precedent to the combination and the restrictions on third-party offers.
The First Step — the Contributions by TPG and the Quandt Entities of All of their Gemplus Shares
•	Promptly upon and subject only to the satisfaction of customary conditions precedent:
o	Following the Gemplus Distribution described below, TPG and the Quandt Entities are to contribute to Axalto all of the Gemplus shares that they own, representing approximately 25.3% and 18.4%, respectively, of Gemplus’ voting rights, in exchange for a number of Axalto shares based upon the Exchange Ratio.

o	Immediately prior to the contributions by TPG and the Quandt Entities, Gemplus is to make a distribution in the amount of €0.26 per share to all of its shareholders, including TPG and the Quandt Entities (the “Gemplus Distribution”).

o	The contributions by TPG and the Quandt Entities are to occur even if the Gemplus Board of Directors receives an unsolicited third-party offer and, as may be required by applicable law, determines that such offer is superior to the combination with Axalto and recommends the acceptance of that offer to Gemplus shareholders.
•	The Exchange Ratio for the contribution by TPG and the Quandt Entities to Axalto of their Gemplus shares will be two Axalto shares for every 25 Gemplus shares (the “Exchange Ratio”).
The Second Step — Axalto’s Offer to Exchange Axalto Shares for Remaining Gemplus Shares
•	Promptly upon completion of the contributions by TPG and the Quandt Entities, Axalto (which will have then changed its name to Gemalto) will offer to exchange Gemalto shares for all remaining Gemplus shares and Gemplus American depositary shares, at the Exchange Ratio.

•	Holders of Gemplus shares will be able to exchange their Gemplus shares for Gemalto shares during the duration of the Gemalto exchange offer.
Shareholder Approvals
•	The Combination Agreement requires each of Axalto and Gemplus to hold a shareholders meeting in connection with the combination. At the Axalto shareholders meeting, which is scheduled to occur on January 31, 2006, Axalto shareholders will vote on, among other things, whether to approve the combination and the related transactions.

•	The Gemplus shareholders meeting is to occur promptly following the Axalto shareholders meeting. The Gemplus shareholders will be asked to approve the Gemplus Distribution and the restructuring of the Gemplus Board of Directors. TPG and the Quandt Entities have undertaken to vote in favor of the Gemplus Distribution and the other resolutions submitted to the Gemplus shareholders meeting.
Gemalto’s Governance and Management
•	Following the contributions by TPG and the Quandt Entities of their Gemplus shares to Axalto (which will then change its name to Gemalto), the Gemalto Board of Directors will consist of 11 members, as follows:
o	the current CEO of Gemplus
o	the current CEO of Axalto
o	4 independent directors from the Axalto Board
o	1 independent director from the Gemplus Board
o	2 representatives of TPG
o	1 representative of the Quandt Entities
o	1 director jointly proposed by Axalto and Gemplus
•	The Combination Agreement provides that the following individuals will hold the following positions with Gemalto:
o	Alex Mandl*	—	Executive Chairman
o	Olivier Piou	—	Chief Executive Officer
o	Charles Desmartis	—	Chief Financial Officer
o	Frans Spaargaren	—	Chief Administrative Officer
*For a term of 18 months beginning on the date of completion of the contributions by TPG and the Quandt Entities.
Conditions Precedent
•	The combination, including the contributions by TPG and the Quandt Entities, is subject to the satisfaction, by no later than October 31, 2006, of customary conditions precedent, including, but not limited to, obtaining shareholder approvals, material competition approvals and material third party consents as well as the absence of a material adverse change in the financial condition, properties, business or results of operations of Axalto or Gemplus.

Third-Party Offers
•	The Combination Agreement generally prohibits the parties from soliciting or engaging in discussions with third parties concerning other acquisition offers, except that the Boards of Directors of Axalto and Gemplus may, to the extent obligated under applicable law, consider and recommend for approval an unsolicited third-party offer that the Board of Directors of Axalto or Gemplus, as the case may be, determines is superior to the combination. Even if this were to occur, the contributions by TPG and the Quandt Entities, subject to the satisfaction of the conditions precedent, would still occur.

DISCLAIMER
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov.
Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; and the effect of the transaction and any future acquisitions and investments on the companies’ share prices, and those discussed by Gemplus in its filings with the U.S. Securities and Exchange Commission, including under the headings “Cautionary Statement Concerning Forward-Looking Statements and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.